Exhibit 99.(a)(15)

STEWARD FUNDS, INC.

ARTICLES OF AMENDMENT

Steward Funds, Inc., a Maryland corporation (which is hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Article 5.1 of the Charter of the Corporation is hereby amended, to the extent not previously effected pursuant to earlier amendments to the Charter, to set the par value of all Common Shares of all series and classes that the Corporation is authorized to issue at one tenth of one cent ($0.001) per share. No change to the aggregate par value of the Common Shares that the Corporation is authorized to issue is being effected by this amendment to the Charter.

SECOND: The foregoing amendment to the Charter of the Corporation as hereinabove set forth was approved by a majority of the entire Board of Directors of the Corporation. The amendment is limited to a change expressly authorized by Section 2-605 of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its President and attested to by its Secretary on this 3rd day of March, 2020; and its President acknowledges that these Articles of Amendment are the act of the Corporation, and he further acknowledges that, as to all matters or facts set forth herein that are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information, and belief, and that this statement is made under the penalties for perjury.

ATTEST:	STEWARD FUNDS, INC.

/s/ Patricia Mims	By: /s/ Michael L. Kern, III (SEAL)
Patricia Mims, Secretary	Michael L. Kern, III, CFA, President